

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2009 and 2008
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2009

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2009 and 2008

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Philadelphia, PA
June 14, 2010

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2009	2008
Assets:	$	$
Cash and cash equivalents	5,141,440	4,608,227
Investments at fair value	39,266,174	34,500,131
Total funds	44,407,614	39,108,358
Receivables:		
Employer contributions	11,670	21,587
Participant contributions	19,158	33,102
Other receivables	13,247	-
Dividends and interest receivable	188,499	194,113
Total receivables	232,574	248,802
Total assets	44,640,188	39,357,160
Liabilities:		
Accrued management fees	1,099	629
Total liabilities	1,099	629
Net assets available for benefits at fair value	44,639,089	39,356,531
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(228,835)	125,756
Net assets available for benefits	44,410,254	39,482,287

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2009	2008
	$	$
Additions:		
Investment income:		
Interest	2,570	22,849
Dividends	1,028,553	1,368,609
Net appreciation in fair value of investments	4,441,863	-
	5,472,986	1,391,458
Contributions:		
Participant	2,383,618	2,978,488
Employer	1,541,008	1,909,648
	3,924,626	4,888,136
Total additions	9,397,612	6,279,594
Deductions:		
Net depreciation in fair value of investments	-	10,318,209
Benefits paid to participants	4,456,401	9,314,543
Administrative expenses	13,244	2,441
Total deductions	4,469,645	19,635,193
Net increase / (decrease)	4,927,967	(13,355,599)
Net assets available for benefits:		
Beginning of year	39,482,287	52,837,886
End of year	44,410,254	39,482,287

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by GlaxoSmithKline Puerto Rico, Inc (the "Company"). The Plan sponsor changed from GSK Cork to GlaxoSmithKline Puerto Rico Inc effective October 1, 2009. The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute up to 50% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. If the Hacienda limit restricts before tax contributions, after-tax contributions will also be matched at 100% on the first 4% of contributions. In total, no more than 4% of eligible contributions will be matched. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is defaulted into GlaxoSmithKline plc American Depository Shares (GSK ADSs).

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

1. Description of the Plan, continued:

Payment of Benefits:

Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Post July 1, 2001, Company matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or ADSs of GlaxoSmithKline plc.

Administrative Expenses:

Certain administrative expenses, specifically investment management fees, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee and custodian's fees are paid directly by the Company. During the years ended December 31, 2009 and 2008, the Company paid administrative expenses of $61,434 and $57,689, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting Standards:

New Accounting Pronouncements:

On December 31, 2009, the Plan adopted the Financial Accounting Standards Board (FASB) amendments to general standards included in FASB ACS - 855-10, ***Subsequent Events,*** on accounting for and disclosure of events that occur after balance sheet date but before financial statements are issued or are available to be issued. Management has evaluated the events and transactions that have occurred through to the date the financial statements were issued and noted no items requiring adjustment of financial statements or additional disclosure.

The Plan has adopted guidance contained within FASB ASC 820-10, ***Fair Value Measurements and Disclosures,*** for estimating the fair value of investments in investment companies that have a calculated net asset value per share in accordance with FASB ASC 946-10, ***Financial Services - Investment Companies***. According to this guidance, formerly known as FAS 157 - g, in circumstances where the net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as practical expedient, to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment, if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for Investment Companies as at the measurement date. The adoption of this guidance does not have a material effect on the financial statements.

Beginning with the 2009 annual financial statements, the Plan adopted authoritative guidance for uncertainty in income taxes included in FASB ASC 740, ***Income Taxes***, (formerly FASB Interpretation 48), as amended by ASU 2009-06, ***Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.*** This guidance requires the Plan to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood adminsitrative practices and precedents. The adoption of this guidance did not affect the Plan's financial statements.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Cash equivalents are valued at fair value of the underlying short term inivestments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

As described in the accounting guidance issued by the FASB, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective investment trust. As required by the accounting guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trust as well as the adjustment of the investment in the collective investment trust from fair value to contract value relating to the investment contracts at December 31, 2009 and 2008. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). This standard has been recodified as ASC 820 as amended by ASU 2009-12. The standard defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Please see Note 5.

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded when paid.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments:

Investments held by the Plan as of December 31, 2009 and 2008 are as follows:

	2009	2008
	$	$
Cash & Cash Equivalents* :	5,141,440	4,608,227
ADSs:		
GlaxoSmithKline plc*,	13,093,740	12,326,083
Mutual funds:		
Vanguard Target Retirement	684,063	637,216
Vanguard 2010	594,376	453,560
Vanguard 2015	388,245	204,169
Vanguard 2020	610,420	467,716
Vanguard 2025	231,930	154,025
Vanguard 2030	371,451	276,597
Vanguard 2035	281,637	210,864
Vanguard 2040	355,460	270,053
Vanguard 2045	140,305	105,331
Vanguard 2050	33,830	27,710
Total Mutual Funds	3,691,717	2,807,241
Common/collective trust funds:		
SSgA S&P 500 Flagship Fund*	6,425,765	5,237,702
SSgA Russell Small Cap Index Lending Series Fund	1,553,308	1,008,195
SSgA US Total Market Index Lending Series Fund	167,887	113,364
SSgA S&P MidCap Index Lendinf Series Fund	363,283	115,206
SSgA International Index Index Lending Series Fund	1,874,242	1,413,386
SSgA US Bond Index Securities Lending Series	1,780,407	1,491,956
Vanguard Retirement Savings Trust IV*	10,315,825	10,112,756
Total common/collective trust funds	22,480,717	19,492,565
Total investments	44,407,614	39,234,114

* The denoted investments represent 5% or more of the Plan's net assets.

3. Investments, (continued):

During 2009 and 2008, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated / (depreciated) in value by $4,441,863 and $10,318,209 respectively, as follows:

	December 31,	
	2009	2008
	$	$
Net Assets:		
GlaxoSmithKline ADSs	1,577,258	(4,780,394)
Mutual Funds	550,755	(1,033,078)
Common/collective trust funds	2,313,850	(4,504,737)
	4,441,863	(10,318,209)

4. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2009, the Plan purchased GlaxoSmithKline ADSs in the amount of $37,866 and sold GlaxoSmithKline ADSs in the amount of $2,281,471. In 2008, the Plan purchased GlaxoSmithKline ADSs in the amount of $8,388,612 and sold GlaxoSmithKline ADSs in the amount of $11,173,244.

5. Fair Value Measurements

To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into three broad levels.

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimise the use of unobservable inputs.

- Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

- Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

The measurement methods as described in Note 2 may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2009.

Assets at Fair Value as of December 31, 2009

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash Equivalents	5,141,440	-	-	5,141,440
GlaxoSmithKline ADSs	-	13,093,740	-	13,093,740
Mutual Funds	3,691,716	-	-	3,691,716
Common collective trust funds	-	22,480,718	-	22,480,718
	8,833,156	35,574,458	-	44,407,614

Assets at Fair Value as of December 31, 2008

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash Equivalents	4,608,227	-	-	4,608,227
GlaxoSmithKline ADSs	-	12,326,083	-	12,326,083
Mutual Funds	2,807,242	-	-	2,807,242
Common collective trust funds	-	19,366,806	-	19,366,806
	7,415,469	31,692,889	-	39,108,358

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Federal Income Taxes:

Effective January 17, 2001, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i) (1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

8. Risks and Uncertainties:

The Plan invests in various investment options including registered investment companies and common collective trusts that invest in stocks, including GlaxoSmithKline ADSs, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9. Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

	2009 $	2008 $
Net assets available for benefits per the financial statements	44,410,254	39,482,287
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	228,835	(125,756)
Net assets available for benefits per Form 5500	44,639,089	39,356,530
	$	$
Net addition / (deduction) per the Statement of Changes in Net Assets available for benefits per financial statements	9,397,612	(4,038,615)
2009 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	228,835	-
2008 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	125,756	(125,756)
2007 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(80,788)
Total income per Form 5500, Schedule H	9,752,204	(4,245,159)

SUPPLEMENTAL SCHEDULE

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar	(c) Description of Investments including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Fair Value
	Cash Equivalents	Vanguard Prime Money	**	4,620,244
*		State Street Bank STIF	**	365,252
	Cash	Cash	**	155,945
				5,141,441
*	Company Stock	GlaxoSmithKline plc	**	13,093,740
				13,093,740
	Registered Investment Company	Vanguard Target Retirement	**	684,063
		Vanguard 2010	**	594,376
		Vanguard 2015	**	388,245
		Vanguard 2020	**	610,420
		Vanguard 2025	**	231,930
		Vanguard 2030	**	371,451
		Vanguard 2035	**	281,637
		Vanguard 2040	**	355,460
		Vanguard 2045	**	140,305
		Vanguard 2050	**	33,830
				3,691,717
*	Common Collective Trust	SSGA S&P 500 Flagship Fund* (Class I)	**	6,425,765
*		SSGA Russell Small Cap Index Lending Series Fund (Class I)	**	1,553,308
*		SSGA US Total Market Index Lending Series Fund (Class I)	**	167,887
*		SSGA S&P MidCap Index Lending Series Fund (Class I)	**	363,283
*		SSGA International Index Index Lending Series Fund (Class I)	**	1,874,242
*		SSGA US Bond Index Securities Lending Series (Class I)	**	1,780,407
		Vanguard Retirement Savings Trust IV	**	10,315,824
				22,480,716
		Total Investments		44,407,614

* Denotes a party-in-interest
** Historical cost information is not required for particpant directed investments